

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 31, 2009

via U.S. mail and facsimile

John D. Williams, Chief Executive Officer
Domtar Corp.
395 de Maisonneuve Boulevard West
Montreal, Quebec H3A 1L6
CANADA

RE: Domtar Corp.
Form 10-K for Fiscal Year Ended December 31, 2008
Schedule Definitive 14A filed April 24, 2009 for May 29, 2009
Schedule Preliminary 14A filed March 12, 2009 for May 29, 2009
Forms 10-Q for Quarters Ended March 31, June 30 and September 30, 2009
File No.: 1-33164

Dear Mr. Williams:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

1. We refer you to the Papers and Wood selected financial information tables on pages 47 and 51, respectively. Please tell us what the benchmark prices represent in each table. Also tell us if the benchmark prices differ significantly from Domtar Corporation's comparative product transaction or sales prices and, if so, tell us why you do not discuss and analyze the differences.

Schedule Definitive 14A filed April 24, 2009 for May 29, 2009

2. We note that Exhibit 10.40, the Credit Agreement, does not include the schedules and exhibits. Please file this agreement in its entirety and with all attachments as required by Item 601(b)(10) of Regulation S-K, or advise.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Notes to Consolidated Financial Statements, page 8

3. Please tell us and describe your accounting policy with respect to alternative fuel tax credits in future filings. In this regard, clarify whether you believe the credits are taxable and whether you recognized any unrecognized tax benefits.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Nine Months Ended September 30, 2009 Versus Nine Months Ended September 28, 2008, page 46

Income Taxes, page 47

4. We note that your effective tax rate in the third quarter 2009 was 30% compared to 42% in the third quarter 2008, and that the reduction was partly due to the additional tax benefits related to the alternative fuel mixture credit. Please further explain to us the basis for these additional tax benefits and quantify their impact on your effective tax rate in the third quarter 2009.

5. Please tell us the income tax related to the alternative fuel mixture income of $159 million and $336 million that you recorded for the three and nine months ended September 30, 2009, respectively, and tell us the tax rate(s) used to calculate the respective income tax expense for each of these periods. If the tax rate changed during fiscal 2009:

- quantify and explain to us the basis for the tax treatment change(s),

- tell us if the change(s) had a significant impact on your financial results and,

- if so, tell us how you considered the requirements of Item 303 of Regulation S-K for such material change(s).

6. We note on page 32 that you recorded $336 million in tax credits for the nine months ended September 30, 2009 in "Other operating (income) loss". Please tell us if this alternative fuel mixture income is taxable, and whether there are any associated material implications in the uncertainties associated with the methods, assumptions and estimates underlying the Company's income taxes. If so and with a view towards disclosure, provide us with the text of the proposed disclosure that you will include in future filings.

Signature, page 65

7. We note that signatures to the Forms 10-Q which were filed November 5, 2009, August 7, 2009 and May 5, 2009 were signed only by Razvan L. Theodoru, Vice-President and Secretary. In future filing, the Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2009 should include the signature of the chief financial officer or the principal accounting officer. See Form 10-Q, General Instruction G, "Signature and Filing of Report."

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Brian McAllister at (202) 551-3341, John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-13357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: John D. Williams, Chief Executive Officer
        Via facsimile to 514-848-6937